Your **Vote** Counts!

ENOVA INTERNATIONAL, INC.

2026 Annual Meeting
Vote by May 12, 2026
11:59 PM ET

ENOVA INTERNATIONAL, INC.
175 WEST JACKSON BLVD.
CHICAGO, IL 60604



V89543-P41758

You invested in ENOVA INTERNATIONAL, INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy materials for the stockholder meeting to be held on May 13, 2026.**

Get informed before you vote

View the Notice and Proxy Statement and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to April 29, 2026. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.



For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number





Vote in Person at the Meeting*

May 13, 2026
9:00 a.m., Central Time

175 West Jackson Blvd.
6th Floor, Ruby Conference Room
Chicago, Illinois 60604

*Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
1. Election of Directors (term expires 2027)	
Nominees:	
1a. Ellen Carnahan	✓ **For**
1b. Lindsay Y. Corby	✓ **For**
1c. Steven Cunningham	✓ **For**
1d. Daniel R. Feehan	✓ **For**
1e. David Fisher	✓ **For**
1f. William M. Goodyear	✓ **For**
1g. James A. Gray	✓ **For**
1h. Gregg A. Kaplan	✓ **For**
1i. Mark P. McGowan	✓ **For**
1j. Linda Johnson Rice	✓ **For**
1k. Mark A. Tebbe	✓ **For**
2. A non-binding advisory vote to approve the compensation paid to the Company's named executive officers.	✓ **For**
3. Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the Company's fiscal year ending December 31, 2026.	✓ **For**

NOTE: Such other business as may properly come before the meeting or any adjournment or postponement thereof.

Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click "Delivery Settings".

V89544-P41758